                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                        Commission File Number: 033-97038

                               BRASCAN CORPORATION
                 (Translation of registrant's name into English)

                                   BCE PLACE
                                   SUITE 300
                          181 BAY STREET, P.O. BOX 762
                        TORONTO, ONTARIO, CANADA M5J 2T3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                  EXHIBIT LIST

Exhibit                            Description
-------                            -----------
 99.1       Press release, dated February 5, 2004, regarding offer for Canary
            Wharf Group PLC

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

                                 BRASCAN CORPORATION

                                 By: /s/ Jeffrey M. Blidner
                                     ---------------------------------------
                                     Name: Jeffrey M. Blidner
                                     Title: Managing Partner